Exhibit 99.43

First Phosphate CEO to Present at Toronto Global Forum 2025 of the International Economic Forum of the Americas

Saguenay, Quebec--(Newsfile Corp. - October 15, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that its CEO, John Passalacqua, will be presenting at the Toronto Global Forum 2025 of the International Economic Forum of the Americas (“IEFA”).

Mr. Passalacqua will be providing remarks during the panel discussion titled: “Securing the Mineral Backbone of the Economy” at 10:00 am EST on Thursday October 16th, 2025: https://www.torontoglobalforum.com.

Mr. Passalacqua will be speaking to the greatest risks and bottlenecks facing North American defense supply chains, from exploration and permitting to refining and integration into advanced manufacturing. He will address the policy, infrastructure, and investment strategies that are most urgent to secure and scale reliable supply chains for defense-critical minerals, while aligning with allied cooperation frameworks.

On July 7, 2025, the Company announced that it had successfully produced commercial-grade lithium iron phosphate (“LFP”) 18650 format battery cells (“PHOS - LFP 18650 Battery Cells”) in a six-step process using North American—sourced critical minerals, advancing its mission to localize the LFP battery supply chain in North America. The high-purity phosphoric acid and iron powder for the battery cells were produced from rare igneous anorthosite rock extracted from the First Phosphate Bégin-Lamarche property in the Saguenay-Lac-Saint-Jean region of Quebec, Canada.

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About the International Economic Forum of the Americas and the Toronto Global Forum

The International Economic Forum of the Americas (IEFA) is an international not-for-profit organization created in 1995 to promote an exchange of views and perspectives on pressing economic issues of our times among world leaders, renowned experts and business executives. The IEFA organizes several high-level conferences per year and has grown to become a landmark organization bringing together more than 10,000 delegates and 600 speakers every year. The Toronto Global Forum (TGF) was launched in 2006 and gathers international thought leaders across business, government and civil society to discuss the major challenges, and subsequent opportunities that the world economy is facing today.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and defence.

First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Armand MacKenzie

President

armand@firstphosphate.com

Tel : +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to the Company’s plans for vertical integration into North American supply chains.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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